UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2008

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED JUNE 30, 2008

Attached is the registrant’s unaudited interim consolidated financial statements for the three months ended June 30, 2008, including the notes thereto, prepared on the basis of accounting principles generally accepted in the United States.

The attached financial statements were included in the registrant’s quarterly report which the registrant filed on August 7, 2008 with the Ministry of Finance of Japan. The registrant’s quarterly report filed with the Ministry of Finance included additional information not included in this report on Form 6-K. Such additional information is either immaterial or has been previously reported by the registrant. Most of the contents of this report on Form 6-K and the registrant’s quarterly report have previously been disclosed by the registrant in the registrant’s press release dated August 6, 2008, a copy of which was furnished under cover of Form 6-K on August 6, 2008.

The information included herein contains forward-looking statements. The registrant desires to qualify for the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any expectation of future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the economy and the telecommunications industry in Japan in general. The forward-looking statements regarding the telecommunications industry may be affected by the registrant’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, and the risk factors set forth in the registrant’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached financial information is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager Finance and Accounting Department

Date: August 7, 2008

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen		Millions of U.S. dollars (Note 2)
	March 31, 2008	June 30, 2008	June 30, 2008
ASSETS
Current assets:
Cash and cash equivalents	¥1,169,566	¥926,469	$8,740
Short-term investments	17,566	14,047	133
Notes and accounts receivable, trade	1,843,468	1,673,562	15,788
Allowance for doubtful accounts	(36,286)	(36,907)	(348)
Inventories (Note 3)	343,978	430,795	4,064
Prepaid expenses and other current assets	375,661	613,245	5,785
Deferred income taxes	276,178	245,887	2,320

Total current assets	3,990,131	3,867,098	36,482

Property, plant and equipment:
Telecommunications equipment	14,699,272	14,761,694	139,262
Telecommunications service lines	13,701,735	13,755,933	129,773
Buildings and structures	5,792,345	5,796,631	54,685
Machinery, vessels and tools	1,761,348	1,771,917	16,716
Land	1,078,118	1,078,432	10,174
Construction in progress	301,722	322,894	3,046

	37,334,540	37,487,501	353,656
Accumulated depreciation	(26,948,961)	(27,152,616)	(256,157)

Net property, plant and equipment	10,385,579	10,334,885	97,499

Investments and other assets:
Investments in affiliated companies	416,140	378,311	3,569
Marketable securities and other investments	347,899	343,901	3,244
Goodwill (Note 7)	427,888	430,638	4,063
Other intangibles	1,384,311	1,369,698	12,922
Other assets	959,096	973,035	9,179
Deferred income taxes	607,735	611,966	5,773

Total investments and other assets	4,143,069	4,107,549	38,750

Total assets	¥18,518,779	¥18,309,532	$172,731

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen		Millions of U.S. dollars (Note 2)
	March 31, 2008	June 30, 2008	June 30, 2008
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥568,068	¥720,994	$6,802
Current portion of long-term debt	659,598	654,788	6,177
Accounts payable, trade	1,492,450	1,106,333	10,437
Accrued payroll	466,689	351,181	3,313
Accrued interest	11,809	11,838	112
Accrued taxes on income	234,074	118,948	1,122
Accrued consumption tax	36,074	50,368	475
Advances received	98,261	108,943	1,028
Other	344,886	376,062	3,548

Total current liabilities	3,911,909	3,499,455	33,014

Long-term liabilities:
Long-term debt	3,416,740	3,553,330	33,522
Obligations under capital leases	60,488	69,170	653
Liabilities for employees’ retirement benefits	1,294,813	1,274,161	12,020
Other	560,070	569,056	5,368

Total long-term liabilities	5,332,111	5,465,717	51,563

Minority interests in consolidated subsidiaries	1,863,998	1,849,204	17,445

Shareholders’ equity:
Common stock, no par value (Note 4) -
Authorized - 61,929,209 shares Issued - 15,741,209 shares at March 31 and June 30, 2008	937,950	937,950	8,849
Additional paid-in capital	2,841,079	2,841,075	26,803
Retained earnings (Note 4)	4,663,296	4,777,456	45,070
Accumulated other comprehensive income (loss)	(26,428)	(56,236)	(531)
Treasury stock, at cost (Note 4) –2,102,471 shares at March 31, 2008 and 2,102,372 shares at June 30, 2008	(1,005,136)	(1,005,089)	(9,482)

Total shareholders’ equity	7,410,761	7,495,156	70,709

Contingent liabilities (Note 8)
Total liabilities, minority interests and shareholders’ equity	¥18,518,779	¥18,309,532	$172,731

	Yen		U.S. dollars (Note 2)
	March 31, 2008	June 30, 2008	June 30, 2008
Per share of common stock:
Net assets	¥543,361.19	¥549,545.11	$5,184.39

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

THREE-MONTH PERIOD ENDED JUNE 30

	Millions of yen	Millions of U.S. dollars (Note 2)
	2008	2008
Operating revenues:
Fixed voice related services	¥663,530	$6,260
Mobile voice related services	598,932	5,650
IP/packet communications services	695,066	6,557
Sale of telecommunications equipment	216,374	2,041
System integration	256,236	2,418
Other	163,450	1,542

	2,593,588	24,468

Operating expenses (Note 6):
Cost of services (exclusive of items shown separately below)	576,032	5,434
Cost of equipment sold (exclusive of items shown separately below)	266,513	2,514
Cost of system integration (exclusive of items shown separately below)	159,773	1,507
Depreciation and amortization	503,756	4,753
Selling, general and administrative expenses	715,451	6,750

	2,221,525	20,958

Operating income	372,063	3,510

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(15,182)	(143)
Interest income	6,323	59
Others, net	24,697	233

	15,838	149

Income (loss) before income taxes, minority interests and equity in earnings (losses) of affiliated companies	387,901	3,659

Income tax expense (benefit):
Current	149,054	1,406
Deferred	(794)	(8)

	148,260	1,398

Income (loss) before minority interests and equity in earnings (losses) of affiliated companies	239,641	2,261
Minority interests in consolidated subsidiaries	(67,642)	(638)
Equity in earnings (losses) of affiliated companies	3,535	33

Net income (loss)	¥175,534	$1,656

Summary of total comprehensive income (loss):
Net income (loss)	¥175,534	$1,656
Other comprehensive income (loss)	(29,808)	(281)

Comprehensive income (loss)	¥145,726	$1,375

	Shares or yen	U.S. dollars (Note 2)
	2008	2008
Per share of common stock:
Weighted average number of shares outstanding	13,638,834
Net income (loss)	¥12,870.16	$121.42

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

THREE-MONTH PERIOD ENDED JUNE 30

	Millions of yen	Millions of U.S. dollars (Note 2)
	2008	2008
Cash flows from operating activities:
Net income (loss)	¥175,534	$1,656
Adjustments to reconcile net income (loss) to net cash provided by operating activities -
Depreciation and amortization	503,756	4,753
Deferred taxes	(794)	(8)
Minority interests in consolidated subsidiaries	67,642	638
Loss on disposal of property, plant and equipment	21,716	205
Equity in (earnings) losses of affiliated companies	(3,535)	(33)
(Increase) decrease in notes and accounts receivable, trade	179,137	1,690
(Increase) decrease in inventories	(86,780)	(819)
(Increase) decrease in other current assets	(289,554)	(2,732)
Increase (decrease) in accounts payable, trade and accrued payroll	(294,360)	(2,777)
Increase (decrease) in accrued consumption tax	14,298	135
Increase (decrease) in accrued interest	86	1
Increase (decrease) in advances received	10,758	101
Increase (decrease) in accrued taxes on income	(114,937)	(1,084)
Increase (decrease) in other current liabilities	30,860	291
Increase (decrease) in liabilities for employees’ retirement benefits	(19,946)	(188)
Increase (decrease) in other long-term liabilities	11,456	108
Other	(46,998)	(443)

Net cash provided by operating activities	158,339	1,494

Cash flows from investing activities:
Payments for property, plant and equipment	(478,237)	(4,512)
Proceeds from sale of property, plant and equipment	18,013	170
Payments for purchase of non-current investments	(10,519)	(99)
Proceeds from sale of non-current investments	37,179	351
Payments for purchase of short-term investments	(421)	(4)
Proceeds from redemption of short-term investments	3,444	32
Acquisition of intangible and other assets	(90,908)	(858)

Net cash used in investing activities	¥(521,449)	$(4,920)

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

THREE-MONTH PERIOD ENDED JUNE 30

	Millions of yen	Millions of U.S. dollars (Note 2)
	2008	2008
Cash flows from financing activities:
Proceeds from issuance of long-term debt	¥353,429	$3,334
Payments for settlement of long-term debt	(227,556)	(2,147)
Dividends paid (Note 4)	(61,374)	(579)
Proceeds from sale of (payments for acquisition of) treasury stock, net	43	0
Acquisition of treasury stocks by subsidiary (Note 7)	(49,998)	(471)
Net increase (decrease) in short-term borrowings and other	109,289	1,031

Net cash provided by (used in) financing activities	123,833	1,168

Effect of exchange rate changes on cash and cash equivalents	(3,820)	(36)

Net increase (decrease) in cash and cash equivalents	(243,097)	(2,294)
Cash and cash equivalents at beginning of period	1,169,566	11,034

Cash and cash equivalents at end of period	¥926,469	$8,740

Cash paid during the period for:
Interest	¥15,153	$143
Income taxes, net	¥248,947	$2,349

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.	Summary of significant accounting policies:

As permitted by Section 93 of “Regulation Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Japanese Cabinet Office Ordinance No. 64 of 2007), the accompanying consolidated balance sheets at March 31 and June 30, 2008, and the consolidated statements of income and cash flows for the three months ended June 30, 2008 of Nippon Telegraph and Telephone Corporation (“NTT”) and its subsidiaries (“NTT Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America.

(1) Application of New Accounting Standards

Fair Value Measurements

Effective April 1, 2008, NTT Group adopted Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The definition of fair value retains the exchange price notion and SFAS 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. SFAS 157 emphasizes that fair value is a market-based measurement and not an entity-specific measurement. It also establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. The adoption of SFAS 157 did not have a material impact on the results of operations or financial position of NTT Group. The disclosure required by SFAS 157 was omitted in this report.

The Fair Value Option for Financial Assets and Financial Liabilities

Effective April 1, 2008, NTT Group adopted Statement of Financial Accounting Standards No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115.” SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. SFAS 159 also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. NTT Group has not elected the fair value option upon adoption of SFAS 159 for the three months ended June 30, 2008.

(2) Recent Pronouncements

In December 2007, the FASB revised Statement of Financial Accounting Standards No. 141 (“SFAS 141R”), “Business Combinations.” SFAS 141R requires use of the acquisition method of accounting, defines the acquirer, establishes the acquisition date and broadens the scope to all transactions and other events in which one entity obtains control over one or more other businesses. This statement is effective for business combinations or transactions entered into for fiscal years beginning on or after December 15, 2008. The impact of the adoption of SFAS No. 141R will depend on future business combination transactions.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 (“SFAS 160”), “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51.” SFAS 160 establishes accounting and reporting standards for the noncontrolling interest (previously referred to as minority interests) in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 requires single method of accounting as equity transactions for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation. This statement is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. Management is currently evaluating the impact of adoption of SFAS 160 on its results of operations and financial position.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161 (“SFAS 161”), “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133.” SFAS 161 requires companies with derivative instruments to disclose information that should enable financial-statement users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133, and how derivative instruments and related hedged items affect a company’s financial position, financial performance, and cash flows. This Statement is effective prospectively for interim periods and fiscal years beginning after November 15, 2008. Management is currently evaluating the impact of adoption of SFAS 161 on its disclosure about derivative instruments and hedging activities.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162 (“SFAS 162”), “The Hierarchy of Generally Accepted Accounting Principles.” SFAS 162 makes the hierarchy of generally accepted accounting principles explicitly and directly applicable to preparers of financial statements, a step that recognizes preparers’ responsibilities for selecting the accounting principles for their financial statements. The effective date of SFAS 162 is 60 days following the U.S. Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board’s related amendments to remove the GAAP hierarchy from auditing standards, where it has resided for some time. The adoption of SFAS 162 will not have an impact on the results of operations or financial position of NTT Group.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 163 (“SFAS 163”), “Accounting for Financial Guarantee Insurance Contracts – an interpretation of FASB Statement No. 60.” SFAS 163 prescribes accounting for insures of financial obligations, bringing consistency to recognizing and recording premiums and to loss recognition. SFAS 163 also requires expanded disclosures about financial guarantee insurance contracts. Except for some disclosures, SFAS 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of SFAS 163 will not have an impact on the results of operations or financial position of NTT Group.

(3) Net Income per Share

Basic net income per share is computed based on the average number of shares outstanding during the period and is appropriately adjusted for any free distribution of common stock. Diluted net income per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. Since NTT did not issue dilutive securities, there is no difference between basic net income per share and diluted net income per share.

(4) Reclassifications

Certain items for prior periods’ financial statements have been reclassified to conform to the presentation for the three months ended June 30, 2008.

2.	Convenience translation into U.S. dollar amounts:

U.S. dollar amounts are included solely for convenience. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. As the amounts shown in U.S. dollars are for convenience only, the rate of ¥106 = US$1, the approximate current rate at June 30, 2008, has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.

3.	Inventories:

Inventories at March 31 and June 30, 2008 comprised the following:

	Millions of yen		Millions of U.S. dollars
	March 31, 2008	June 30, 2008	June 30, 2008
Telecommunications equipment to be sold and materials	¥163,654	¥213,095	$2,010
Projects in progress	144,287	178,932	1,688
Supplies	36,037	38,768	366

Total	¥343,978	¥430,795	$4,064

4.	Shareholders’ equity:

Outstanding shares and Treasury stock –

The change in the number of outstanding shares and treasury stock for the three months ended June 30, 2008 was as follows:

	Shares
	The number of outstanding shares	The number of treasury stock
March 31, 2008	15,741,209	2,102,470.82

Acquisition of treasury stock through purchase of fractional shares	—	145.42

Resale of treasury stock to fractional shareholders	—	(243.84)

June 30, 2008	15,741,209	2,102,372.40

With the scheduled implementation in January 2009 of the “Law for partial amendments to the Law concerning Book-Entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades of Stocks and Other Securities (Law No. 88 of 2004)” (“Settlement Streamlining Law”), share certificates of listed companies are to take electronic form.

With the introduction of the electronic share certificate system, fractional shares will need to be eliminated. In conjunction with this process, in order to ensure that the transition away from the fractional share system will be smooth, the board of directors, at its meeting held on May 13, 2008, resolved that, subject to approval at the 23rd general shareholders meeting to be held on June 25, 2008, of the introduction of unit share system, and the approval of the Minister of Internal Affairs and Communications, on the day immediately preceding the day on which the electronic share certificate system will be introduced, one share of common stock will be split into 100 shares, and the number of shares constituting one unit will be set at 100. This resolution was approved at the 23rd general shareholders meeting and by the Minister of Internal Affairs and Communications on June 25, 2008.

Net Assets per Share at March 31 and June 30, 2008 would be as follows, if such share split was assumed to have taken place at the beginning of the year ended March 31, 2008 and the year ending March 31, 2009, respectively.

	Yen		U.S. dollars
	March 31, 2008	June 30, 2008	June 30, 2008
Net Assets per Share	¥5,433.61	¥5,495.45	$51.84

Net Income (Loss) per Share for the three months ended June 30, 2008 would be as follow, if such share split was assumed to have taken place at the beginning of the year ending March 31 2009.

	Yen	U.S. dollars
	2008	2008
Net Income (Loss) per Share	¥128.70	$1.21

On May 13, 2008, the board of directors resolved that NTT may acquire up to 450,000 outstanding shares of its common stock at an amount in total not exceeding ¥200 billion from May 14, 2008 through March 24, 2009.

The board of directors, at its meeting held on May 13, 2008, resolved that, on the day immediately preceding the day on which the electronic share certificate system will be introduced, NTT will introduce a unit share system whereby one share of common stock will be split into 100 shares, and the number of shares constituting one unit will be set at 100. After the share split, the maximum number of shares to be repurchased will be a number calculated by first subtracting the number of shares acquired before the share split from 450,000 shares, multiplying the remainder by 100, and then adding the number of shares acquired before the share split.

Dividend –

Cash dividends paid for the three months ended June 30, 2008 were as follows:

Resolution	The shareholders’ meeting on June 25, 2008
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥61,374 million ($579 million)
Cash dividends per share	¥4,500 ($42)
Date of record	March 31, 2008
Date of payment	June 26, 2008

5.	Business segment and geographic area:

The operating segments reported below are those for which segment-specific financial information is available. NTT Group’s management uses this financial information to make decisions on the allocation of management resources and to evaluate business performance. Accounting policies used to determine segment profit/loss are consistent with those used to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the United States.

The regional communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, sales of telecommunications equipment, and other operating revenues.

The long distance and international communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, sales of telecommunications equipment, and other operating revenues.

The mobile communications business segment principally comprises revenues from mobile voice related services, IP/packet communications services, sales of telecommunications equipment, and other operating revenues.

The data communications business segment principally comprises revenues from system integration services.

The other business segment principally comprises operating revenues from such activities as building maintenance, real estate rental, systems development, leasing, and research and development.

Business segments -

Sales and operating revenue:

	Millions of yen	Millions of U.S. dollars
For the three months ended June 30	2008
Regional communications business -
Customers	¥858,310	$8,097
Intersegment	136,797	1,291

Total	995,107	9,388

Long distance and international communications business -
Customers	287,994	2,717
Intersegment	23,492	222

Total	311,486	2,939

Mobile communications business -
Customers	1,156,507	10,910
Intersegment	13,739	130

Total	1,170,246	11,040

Data communications business -
Customers	212,897	2,009
Intersegment	28,951	273

Total	241,848	2,282

Other -
Customers	77,880	734
Intersegment	189,716	1,790

Total	267,596	2,524
Elimination	(392,695)	(3,705)

Consolidated total	¥2,593,588	$24,468

Segment profit or loss:

	Millions of Yen	Millions of U.S. dollars
For the three months ended June 30	2008
Operating income (loss):
Regional communications business	¥11,174	$106
Long distance and international communications business	27,912	263
Mobile communications business	295,139	2,784
Data communications business	21,653	204
Other	14,187	134

Total	370,065	3,491
Elimination	1,998	19

Consolidated operating income	¥372,063	$3,510

Transfers between reportable businesses are made at arms-length prices. Operating income is sales and operating revenues less costs and operating expenses.

Geographic information is not presented due to immateriality of revenue attributable to international customers.

There have been no sales and operating revenue from transactions with a single external customer amounting to 10% or more of NTT’s revenues for the three months ended June 30, 2008.

6.	Research and development expenses:

Research and development expenses are charged to income as incurred and such amount charged to income for the three months ended June 30, 2008 was ¥55,625 million ($525 million).

7.	Subsidiary stock transactions:

In May 2008, NTT DoCoMo repurchased 311,322 shares for ¥49,997 million ($472 million). As a result, NTT’s interest in NTT DoCoMo increased from 64.8% to 65.3%. Goodwill of ¥10,236 million ($97 million) was recorded on the balance sheet as of June 30, 2008 related to the repurchase transactions.

Repurchases of shares by NTT DoCoMo resulting in increases in NTT’s ownership interest in NTT DoCoMo have been accounted for as acquisitions of minority interests using the purchase method.

8.	Contingent liabilities:

Contingent liabilities at June 30, 2008 for loans guaranteed amounted to ¥12,919 million ($122 million).

At June 30, 2008, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would have a material adverse effect on NTT’s consolidated financial position or results of operations.

9.	Subsequent events:

There were no significant subsequent events.